Exhibit 6.10

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is entered into by and between IdcntifySensors Biologics Corp, (sometimes hereinafter referred to as “Company”) and Ricardo De Medeiros, an individual (hereinafter referred to as “Employee”) this May 19th, 2023 at Cleveland, Ohio.

WITNESSETH:

WHEREAS, Employee is desirous of obtaining employment with Company upon the terms and conditions herein, and

WHEREAS, Company is desirous of employing Employee upon the terms and conditions herein;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.           Company hereby employs Employee to work for Company upon the terms and conditions set forth herein and such other additional terms and conditions as are stated in the applicable employment policies and offices policies of Company. Employee hereby accepts employment with Company upon the terms and conditions herein and subject to any other terms, conditions and policies of Company as contained in any applicable employment policies and office policies of Company and subject to terms and conditions outlined in any Exhibits to this Agreement and any Addendums to this Agreement. Company and Employee acknowledge that Employee’s duties hereunder will include performing duties for Company and Affiliates (as that term is defined herein).

2.           This Agreement shall become effective on the date of execution by all parties hereto, and shall be in effect until terminated as provided herein.

3.           Affiliates shall mean IdentifySensors Fresh Food Enterprises LLC and IdentifySensors LLC, and any other organization owned in whole or in part by IdentifySensors LLC.

4.           Employee has made certain representations to Company pertaining to Employee’s educational background, previous job history and experience, capabilities, accomplishments, criminal background or lack thereof, use of drugs and alcohol, and such other routine disclosures as are inquired about by the Company to fulfill the position in which Employee will be employed hereunder. Employee represents that all of said prior information provided to Company is true and correct in all respects and Employee has not failed to omit any material fact concerning Employee’s background or prior employment or discharge by any former employer, which would have a material impact upon Employee’s employment with Company.

Further, Employee represents that Employee’s employment with Company or rendering services for Affiliates shall not constitute tortuous interference by Company and/or Affiliates with any pre-existing contract which Employee has with any other person or entity.

5.           Duties.     During the term of this Agreement, Employee shall faithfully perform and discharge all tasks and duties assigned to him by Company and Affiliates using in such performance him best efforts and judgment to produce maximum benefit to the business of Company and Affiliates. Employee shall perform their functions and duties as assigned by Company and Affiliates from time to time. Employee’s duties as of the inception of this Agreement are listed on Exhibit A (Position Summary, Responsibilities, Goals & Roadmap). Additional specific goals and objectives are listed on Exhibit B, which is attached hereto and incorporated herein. Employee’s duties as specified in Exhibit A & B may be changed by Company from time to time.

6.           Exclusive Services.     Company and Employee agree that Employee shall devote at least 40 hours per week of effort and attention to the Company’s and Affiliates’ business, and that Employee shall be allowed to engage in other duties on a volunteer basis as long as these activities do not compete or interfere in any manner with him duties and obligations hereunder. Upon commencement of full-time duties Employee agrees to devote him full attention and effort to Company and may not engage in other business or employment without the prior written consent of Company except as specified in Exhibits A, B and C. The written consent of Company shall not be needed for de minimus volunteer committee, school, church, board activities, community activities or outside board activities that do not interfere with Employee’s duties to carry out the terms of this Agreement. Employee and Company agree this is reasonable in view of the position that Employee is being given with the Company and the remuneration and benefits being provided to Employee by Company.

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7.          Compensation and Benefits.     Employee shall be compensated by such remuneration as determined from time to time by Company for his services performed for Company and Affiliates. The remuneration agreed to by Company and Employee as of the date of execution of this Agreement is attached hereto as Exhibit C.

8.           Termination.     Unless otherwise agreed to in writing between the parties hereto, this Agreement shall be in full force and effect as of the date both parties sign this Agreement and shall remain in effect unless terminated as provided herein. Upon termination of this Agreement, the terms in this Agreement pertaining to non-solicitation, non-piracy, confidentiality, inventions, products, and non-disclosure of proprietary information and trade secrets shall remain in full force and effect as provided in this Agreement.

A.         Company may terminate Employee’s employment without notice in event of any of the following:

i.	Employee is guilty of absenteeism, dishonesty, insubordination, alcohol abuse, controlled or uncontrolled substance abuse, willful breach of any terms of this Agreement, breaches of office policy, or engaging in any acts constituting grounds for disciplinary action by any governing or licensing body.

ii.	Death of the Employee.

iii.	Employee is unable to perform a substantial portion of their normal or customary duties for any reason, but not limited to mental or physical disability for a period of thirty (30) days (whether or not consecutive) during any one (1) year period.

iv.	Employee fails to achieve job performance objectives as established for Employee by Company or Employee fails to perform at expected levels, or in opinion of Company, Employee does not get along well with other Company employees or fails to follow Company policies.

v.	Employee performs or is involved with any unlawful activity, which is a felony or is a crime involving moral turpitude, or gross negligence.

vi.	An intentional breach of confidentiality as to undermine the business of Company such as anti-competitive practices.

B.         Employee may terminate employment at any time without notice if Company fails to pay Employee any remuneration on a timely basis, and said remuneration is due Employee and not contested by Company.

C.         Company and Employee acknowledge that this is employment at will and in addition to the reasons set forth above, either party may terminate this Agreement at any time for any reason upon fourteen (14) days advance written notice by email, fax or in person to the other party. The party receiving said notice may elect to waive all or part of said notice period.

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9.           Confidentiality. Employee will, during the term of employment, be working with confidential information and trade secrets belonging to Company and Affiliates, including, but not limited to, internal procedures, programs and forms, marketing methods, customer lists, pricing, products, servicing methods, engineering ideas and specifications, software specifications and structure, and other information generally not known to the public. In addition, Employee will have access to lists of customers and prospects, personnel information as to customers and prospects, locations and descriptions of future products and future customers, expiration data pertaining to both customers and non-customers, daily reports and other information which is generally not available or not easily obtainable. Employee hereby acknowledges and agrees that all such information is confidential and/or constitutes trade secrets of Company and/or Affiliates and is the exclusive property of Company and/or Affiliates. Employee covenants and agrees that Employee will not disclose to anyone, either directly or indirectly, through any oral or written communication of any other communication using any other medium including e-mail or the Internet, any such confidential information, nor shall Employee use the same for any purpose other than in the course of employment of the Company and for the exclusive benefit of Company and Affiliates, both during the term of this Agreement or any time thereafter. Employee agrees the disclosure of any such confidential information or trade secrets to any third party, whether or not a direct of indirect competitor of Company or Affiliates, both during and after the term of Employee’s employment, or use of such confidential information or trade secrets by Employee for their own benefit or the benefit of any third party after employment with Company would constitute misappropriation of such confidential or trade secret information. All documents that Employee prepares, or confidential information that may be given to Employee during the course of their employment, are and shall remain the sole property of Company and/or Affiliates and shall remain in Company’s and/or Affiliates’ sole possession on Company’s or Affiliates’ premises. Under no circumstances shall information be copied or removed from Company’s or Affiliates’ premises without Company’s express written consent to being first obtained, except in the ordinary course of employment. Any information removed during the ordinary course of employment shall continue to remain confidential, and Employee shall take all necessary steps to ensure that said information remains confidential and shall return said information to Company’s or Affiliates’ premises as soon as the same is not needed at another location for the purposes of Employee’s employment hereunder. All devices and company computers and copies of any client or proprietary information shall be immediately returned to Company or Affiliates upon Company’s or Affiliates’ demand.

The above-described information derives independent economic value, actual or potential, its form not being generally known to the public or to other persons who can obtain economic value from its disclosure or use. The subject information is and has been the subject of efforts and it is reasonable under the circumstances to maintain its confidentiality.

10.         Sole Property of Company. Employee agrees that at all times while Employee is employed in providing services for Company, the revenues, the products, results, materials, programs, processes, information, and systems, etc. developed or produced by Employee whether during office hours or non-office hours shall remain the sole property of Company. Employee shall have no other rights in said property other than to be paid his regular salary by Company or Affiliates as determined by Company and shall execute an assignment to the company or its affiliates of any intellectual property rights that Employee is part of or may have inventor rights to. Employee acknowledges that this is work for hire and as an Employee agrees that upon request to return all said property and all copies of information or writings related to said property Company and to cooperate with Company in obtaining any trademarks, patents or copyrights for Company in relation to the same.

Further, Employee agrees that the same shall constitute confidential proprietary information as the same is described herein.

11.         Work Arrangement. During the term of this Agreement, Employee agrees to a Hybrid Work Agreement, where Employee’s primary worksite is Employee’s home and secondary worksite is a designated office location of the Employer. The Employee has been approved to perform the majority of their duties from an alternative location, such as working from home. Employee acknowledges that an on-site work arrangement will be required for performing some of the employment duties described in Appendix A. To this end, Employee acknowledges that on-site work is required for performing specific employment duties. Employee also acknowledges that on-site work will be required when requested by Employer, Investors of the Company or Company Advisors. Employer will reimburse travel and lodging expenses associated with travel to partner contractor sites that are in-line performing duties.

12.         Additional Requirements. During the term of this Agreement, Employee agrees to submit all services and products brokered, sold, replaced or distributed by Employee through Company. During Employee’s employment, Employee shall not refer any products or services of the nature being sold by Company to any other person or entity nor refer any customers to any other person or entity with the expressed prior written consent of Company, which may be freely withheld.

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Employee agrees that Company shall be entitled to all benefits, profit or other issue arising from or incidental to any and all work and/or services of Employee while employed by Company. Employee acknowledges that their ability to develop, service, produce, maintain and sell accounts and invent and design products is made possible through the facilities and financial support of Company. Also, Employee acknowledges that Company’s relationship with accounts and development and design of products results from expenditure of time and money by Company and the development and maintenance of these accounts and development and design of products and Company’s ability to maintain the facilities and support enable Employee to further their career.

Employee acknowledges that he/she is being fully compensated by Company for their services hereunder pursuant to their compensation and remuneration arrangement and it would be unfair and inequitable for Employee upon termination of this Agreement to take as a result of their employment any accounts or products of Company except upon terms and conditions as provided herein. Employee acknowledges that upon termination of this agreement, Employee will return all property purchased by the Company or reimbursed by the Company. Such property includes computers, phones, hard drives, furniture, equipment and other devices that store data and information.

13.         Non-solicitation Agreement. To protect the interest of Company and Affiliates in their respective products, services, and accounts, as described herein, Employee covenants and agrees as follows:

A.          Employee will not publish or distribute any notice to any of Company’s or Affiliates’ accounts to the effect the Employee is no longer employed by Company or that Employee has relocated their business or is a direct or indirect competitor of Company or Affiliates.

B.           For a period of thirty-six (36) months following the termination of employment, Employee shall not engage in any of the following acts:

i.	Employee shall not call upon, contact or solicit by verbal, written or other communication, either for their self or any other person or entity, any account which is an account of or was solicited by any employee, affiliate or agent of Company or Affiliates at any time during the term of this Agreement for the purpose of rendering, selling, placing maintaining or servicing any account or product sold by or competitive with a product or services sold by Company or Affiliates.

ii.	Employee agrees not to make known to any other firm, person or entity either directly or indirectly the names or addresses of any of Company’s or Affiliates’ employees, accounts or any confidential information relating to any of said accounts.

iii.	Employee shall not solicit any employee or agent or representative of Company or Affiliates to be associated with, employed by, or an agent for any other person or entity.

iv.	Employee shall not enter into any relationship with any account of Company or Affiliates without obtaining consent in writing by Company prior to the start of any such relationship.

v.	Employee shall not do indirectly any act or take any action that Employee is prohibited from doing directly hereunder.

14.         Non-piracy. Employee and Company recognize that there may be accounts that desire, with or without solicitation by Employee, to follow an Employee with their business if Employee leaves Company and such accounts are free to select their vendors. Employee agrees that it would be unfair between Company and Employee not to compensate Company and Affiliates when such an even occurs. Accordingly, Employee agrees that during a thirty-six (36) month period following termination of employment, if an account Employee is otherwise not permitted to solicit pursuant to the provisions of this Agreement nevertheless places business with Employee, either directly or with an entity which Employee is affiliated or employed, said account shall automatically be subject to the terms of Paragraph 14 hereunder and subject to the provisions therein.

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The provisions of this Paragraph 13 are not intended to be liquidated damages in the event of a breach by Employee of this Agreement, nor are they meant to restrain Employee from engaging in any lawful professions, trades or business of any kind. Company’s remedies for any breach of the Agreement shall be unaffected by the provisions of this paragraph specifically including any injunctive or other equitable remedies Company and Affiliates may have.

15.         Successors and Assigns. This Agreement shall be binding upon, and inure to the benefits of, the parties hereto and their respective successors, heirs, executors, administrators and assigns. This Agreement or any portion hereof is not assignable by Employee, without the express written consent of all other parties hereto.

16.         Entire Agreement. This Agreement, together with the exhibits, if any, attached hereto, embodies and constitutes the entire understanding between the parties with respect to the understanding contemplated herein, and all prior contemporaneous agreements, understandings, representations and statements, oral or written, are merged into this Agreement. Neither the Agreement nor the provisions hereof may be waived, modified, amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of such waiver, modification, amendment, discharge or termination is sought, and then only to the extent set forth in such instrument.

17.         Waiver of Breach. The failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of any right or power herein at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

18.         Severability. The final judicial determination of the invalidity or unenforceability of any term or provision, or any clause or portion thereof of this Agreement, shall in no way impair or affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

19.         Section Headings, Descriptions and Pronouns. All section headings and other titles and captions are for convenience only, do not form a substantive part of this Agreement, and shall not restrict or enlarge any substantive provision of this Agreement. All pronouns and any variations there of, shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

20.         Law of Ohio to Apply. This Agreement will be governed by and construed in accordance with the applicable laws of the Ohio, without giving effect to the principles of that State relating to conflicts of laws. Each party irrevocably agrees that any legal action, suit or proceeding brought by it in any way arising out of this Agreement must be brought solely and exclusively in, and will be subject to the service of process and other applicable procedural rules of, the State or Federal courts in the state of Ohio, specifically in the courts of Cuyahoga County, Ohio with respect to any action, suit or proceeding brought by it or against it by the other party. Both parties agree to waive any right to have a jury participate in the resolution of the dispute or claim, whether sounding in contract, tort or otherwise, between any of the parties or any of their respective affiliates arising out of, connected with, related to or incidental to this Agreement to the fullest extent permitted by law.

21.         Consent of Company. Until further notice is given in writing to Employee, for purposes of this Agreement, consent of Company may only be given by Gregory J. Hummer, M.D. and Bruce Raben or the present Company CEO or President.

22.         All parties consent to the jurisdiction of the Cuyahoga County Common Pleas Court in Ohio for the enforcement or adjudication of any term or condition of this Agreement.

23.         This supercedes all prior Employee Agreements.

24.         In the event of termination of employment of Employee, and Employee is the owner of any stock of Company, the following terms, provisions, and conditions shall be in effect and binding upon Employee and Company:

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A.          Upon termination, and at any time thereafter, Company shall have the right to repurchase Employee’s stock at the following purchase price:

At the price issued or at the prevailing market price for said shares which ever is greater.

B.          If at issuing price then payment will be made immediately otherwise: The purchase price shall be paid by Company issuing a promissory note (sometimes hereinafter referred to as “Promissory Note”) for the purchase price. The Promissory Note shall be payable over a period not to exceed sixty (60) months in equal monthly payments. The Promissory Note shall bear interest at the rate of four percent (4%) per annum on the unpaid balance.

C.          In the event of a breach of paragraphs 9,10,11,12,13 or 14 hereunder, then in addition to any other remedies at law or in equity and not in lieu thereof, the Promissory Note shall be deemed paid in full and no further payments shall be required hereunder.

25.         The Company shall provide the following indemnifications:

A.          The Company shall indemnify Employee ifhe is made a party to any pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Company, by reason of the fact that they are or was a officer, employee, or agent of the Company, or is or was serving at the request of the Company as a manager, director, trustee, officer, employee, or agent of another limited liability company, or for-profit corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgements, fines, and amounts paid in settlement actually and reasonably incurred by Employee in connection with such action, suit, or proceeding if Employee acted in good faith and in a manner Employee reasonably believed to be in, or not opposed to, the best interests of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The termination of any action, suit, or proceeding by judgement, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner Employee reasonably believed to be in, or not opposed to, the best interests of the Company.

B.          The Company shall indemnify Employee if Employee is made a party to any pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that Employee is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a manager, director, trustee, officer, employee, or agent of another limited liability company, or for-profit corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by Employee in connection with the defense or settlement of such action or suit if Employee acted in good faith and in a manner Employee reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made with respect to any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court of common pleas or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

C.          To the extent that Employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsection A or B above, or in defense of any claim, issue, or matter therein, the Company shall indemnify Employee against expenses including, without limitation, attorneys’ fees, actually and reasonably incurred by Employee in connection with the action, suit, or proceeding.

D.          Any indemnification under subsection A or B, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Employee, is proper in the circumstances because Employee has met the applicable standard of conduct set forth in subsection A or B above. Such determination shall be made as follows: firstly, by a Majority of a quorum consisting of the Officers of the Company who were not and are not parties to or threatened with any such action, suit, or proceeding; secondly, if the quorum is not obtainable, or if a majority of a quorum of disinterested Officer so directs in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney who has been retained by or who has performed services for the Company or any person to be indemnified within the past five (5) years; thirdly, by a Majority-in-Interest of the Shareholders; and finally, by the court of common pleas or the court in which such action, suit, or proceeding was brought.

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E.           Any determination made by the disinterested Officer under Section D hereof or by independent legal counsel shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the Company under Section B hereof and within ten (10) days after receipt of such notification such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

F.           The Company may pay indemnifiable expenses as the same are incurred.

G.          References to "the Company" in this Section 23 include all constituent limited liability companies in a consolidation or merger and the new or surviving entity, so that Employee who is serving a constituent limited liability company, or is or was serving at the request of such constituent limited liability company as a Manager, director, trustee, officer, employee, or agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, shall stand in the same position under this Section 23 with respect to the new or surviving entity as he would if he had served the new or surviving entity in the same capacity.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, on the 19th day of May 2023.

WITNESSED:	“COMPANY”

IdentifySensors Biologics Corp

A Delaware Corporation

By: /s/ Gregory Hummer

Its: Chief Executive Officer

“EMPLOYEE”

/s/ Ricardo De Medeiros
Ricardo De Medeiros

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EXHIBIT A & B & C

EXHIBIT A

Position Title:	Associated Director of Clerical Affairs

Position Summary, Responsibilities, Goals & Roadmap

POSITION SUMMARY:

As Associate Director of Clinical Affairs, you will provide daily clinical operations support and leadership in the design, implementation and execution of clinical strategics, including management of clinical trials, to obtain and sustain market authorizations which allow the Company to legally market products both domestically and internationally.

CORE JOB RESPONSIBILITIES:

•	Establish clinical plans for products to meet global marketing objectives.
•	Manage the writing and execution of clinical trials including:
o	Designing, writing, and overseeing the execution & interpretation of all clinical trial studies and the associated data.
o	Identifying, selecting, and managing clinical trial sites.
o	Manage IRB approvals for clinical trials.
o	Acquiring appropriate samples and specimens for clinical trial purposes.
o	Manage the oversight of any BIMO audits.
o	Manage clinical project budgets and expenses.
•	Assist in establishing contractual relationships with appropriate domestic and international clinical centers and sites to enable product clinical trials.
•	Coordinate external collaborators related to the completion of design input parameters, feasibility studies, and clinical trials.
•	Support product development teams with clinical expertise by providing clinical trial and specimen requirements input for the Product Development processes.
•	Contribute to clinical trials and scientific input to the new product development process as to sites for trials, scope of trials, timing, and estimated costs.
•	Provide technical and clinical data interpretation support to customers and to the sales and marketing organizations.

Develop, lead and manage the Clinical Team, including the assignment of tasks and responsibilities and timely and effective performance management of staff. This includes ensuring all activities are carried out within the Companies policies, applicable regulatory policies, and legal requirements.

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OTHER RESPONSIBILITIES:

•	Maintain strong relationships with relevant professional organizations & advisors. Support all applicable regulations including but not limited to FDA, ISO, IVOR, MDCG, and CMDCAS requirements.
•	Support the quality management system and review for approval other quality system documents as applicable.
•	Performs other duties as required or assigned to enable effective functioning of the Clinical Affairs department.
•	Establish clinical procedures necessary to consistently execute clinical processes and ensure continual compliance.

Employee signs off and attests to the fact that Employee meets or exceeds the requirements of Exhibits A & B and accepts these job responsibilities which may change from time to time.

Duties and Responsibilities may be updated and changed by the CEO. Employee agrees to accept other duties and responsibilities that may be determined by the CEO.

By: /s/ Ricardo De Medeiros

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EXHIBIT B

GOALS:

•	Align clinical operations with product regulatory plans.

•	Build and direct best-in-class clinical operations with the capability to operate world-wide.

•	Build and maintain a corporate-wide culture of clinical quality that enables successful execution ofregulatory strategy and corporate growth strategy.

•	Under guidance of company leadership, lead the execution of a clinical operations strategy focused on registering products globally.

•	Ensure compliance with all relevant ISO and FDA GMP regulatory requirements (e.g., ISO 13485, 21 CFR 820) and provide necessary documentation and training to staff.

•	Support development, implementation and management ofrisk management documentation (product hazard analysis, pFMEA) and use of risk management techniques.

•	Lead efforts and be responsible for executing multiple clinical strategies and pathways.

•	Be collaborative, professional and willing to meet deadlines.

By: /s/ Ricardo De Medeiros

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EXHIBIT C

Salary shall be $7,083.33 less all withholding amounts per pay period (twice per month at about the 15th and the first day of the next month but these days may vary) for twelve months.

Health Benefits include a maximum reimbursement for a single or family HSA-qualified plan. Health Benefits also include a maximum monthly reimbursement of$1,000 a month for Affordable Care Act (ACA) health insurance coverage. 401K Plan- Employee will be eligible to participate as soon as the Company adopts a plan for its employees. Vacation & Holidays-Employee will receive 2 weeks paid vacation per year. Employee will receive the customary eleven paid holidays.

Outside Board Activities - Outside board activities will be governed in accordance with Paragraph 6 of this agreement but shall not interfere with Employee's job performance and Employee shall be allowed to serve on one public company board and no more than 2 private company boards.

Equity Participation - Employee shall receive 10,000 options at a strike price of $4.50 per share. Options shall vest in two equal tranches upon achievement of two separate employment related milestones. The first milestone is making a submission for regulatory approval. The second milestone is getting the submission approved, resulting in product registration. The options will expire after five years if not exercised. Options will vest as long as Employee is still employed by Company. Other equity may be allowed at the discretion and terms set by the board.

By: /s/ Ricardo De Medeiros

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